www.linkedin.com/in/ianannase
(LinkedIn)
ianannase.tech.blog (Portfolio)

Top Skills

Leadership
Web Development
iOS Development

Languages

English (Native or Bilingual)
Spanish (Limited Working)

Certifications

A+ Certified Technician
Part 107 Drone Pilot

Honors-Awards

25 Under 25

Ian Annase

Founder & CEO at Zing | MS Product Development
Greater Tampa Bay Area

Experience

Zing Drone Delivery Inc.
Founder & CEO
July 2018 - Present (5 years 9 months)
Florida, United States

We provide drone solutions that reduce the risk and complexity of operations.

Cybernova Software LLC
Owner
May 2014 - Present (9 years 11 months)

We build modern software applications and automated toolsets.

Callyo
Mobile Software Engineer
April 2019 - November 2019 (8 months)
Tampa/St. Petersburg, Florida Area

We build innovative, simple, meaningful tools within reach of all in law enforcement to combat crimes such as human trafficking and child exploitation.

Education

Florida State University - Jim Moran College of Entrepreneurship
Master of Science (MS), Product Development · (August 2020 - July 2021)

Florida State University
Bachelor of Arts (BA), Computer Science · (2014 - 2018)

Florida State University
Minor, Philosophy